

April 26, 2024

Rongrong Dai
Chief Financial Officer
Green Giant Inc.
6 Xinghan Road, 19th Floor
Hanzhong City
Shaanxi Province, PRC 723000

> **Re: Green Giant Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **Response dated March 27, 2024**
> **File No. 001-34864**

Dear Rongrong Dai:

We have reviewed your March 27, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2024 letter.

Form 10-K for Fiscal Year Ended September 30, 2023, Response dated March 27, 2024

Consolidated Statements of Operations and Comprehensive Loss, page F-5

1. We note your response to prior comment 2. It appears that the impairment of real estate property under development actually pertains to receivables from local governments relating to infrastructure arrangements that you refer to as "completed projects as at 9/30/2023." However, we note from your disclosure on page F-13 that the company recognized impairment losses "for its real estate properties." Please explain this inconsistency and tell us in greater detail why these assets are labeled as "Real estate property under development" and not as a receivable on your balance sheet. Also, tell us what "Real estate property-development completed" and "Due from local government-property development completed," as presented on your balance sheets, represent. Lastly, clarify how "Impairment of real estate property under development" differs from

"Impairment of due from local governments- property development completed" and "Impairment of contract assets" as presented on your consolidated statements of operations.

2. Related to the comment above, please explain to us in greater detail how you account for infrastructure arrangements with local governments. For example, tell us whether you apply ASC Topic 606. Also, clarify the following:
   - How and when you recognize receivables;
   - Whether interest is imputed on the receivables;
   - When the real estate asset is removed from your balance sheet; and,
   - How the eventual payment is recorded in your financial statement.

   Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan Wu